082-03172

DBS

[redacted]

07026410

July 10, 2007

SEC MAIL RECEIVED PROCESSING SECTION
AUG 22 2007
WASH. D.C. 182

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SUPPL

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/17

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,740** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,408,713	4,060,916,632.78	Before Exercise:	19,217,667
						Add New Option(s)	0
			Add Exercise:	2,740	40,441.80	Less Exercise:	2,740
						Less Lapsed Option(s)	1,280
			After Exercise:	1,516,411,453	4,060,957,074.58	After Exercise:	19,213,647

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 10 July 2007

SEC MAIL RECEIVED PROCESSING AUG 22 2007 SECTION WASH., D.C. 182

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Hng Huey Ling	09/07/2007	600	14.7300	8,838.0000	00025759	8,838.00	2004Mar
2	Lim Ye-How Dennis	09/07/2007	900	14.7300	13,257.0000	00028837	13,257.00	2004Mar
3	Ng Ser Tong	09/07/2007	240	15.0700	3,616.8000	00026211	3,616.80	2005Mar
4	Wong Sing Leon	09/07/2007	1,000	14.7300	14,730.0000	00025833	14,730.00	2004Mar
		Total	**2,740**	**Total**	**40,441.8000**	**Total**	**40,441.80**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2500		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 10/07/2007

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516411213**	**66595810**	**0**
Amount of Issued Share Capital :	**4060953457.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060953457.78**	**66595810**	**0**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	10/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002394167A

Transaction No.	Company Registration No.	Company Name
C070344531	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002394167A

Date/Time : 10/07/2007 12:36

Transaction No : C070344531

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,979.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	240		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	10/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516411453**	**66595810**	**0**
Amount of Issued Share Capital :	**4060957074.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060957074.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	10/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002394180A

Transaction No.	Company Registration No.	Company Name
C070344555	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002394180A

Date/Time : 10/07/2007 12:40

Transaction No : C070344555

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,969.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

July 6, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **9,520** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 *In respect of each class of securities, to furnish the following details:*

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,399,193	4,060,764,108.38	Before Exercise:	19,227,187
						Add New Option(s)	0
			Add Exercise:	9,520	152,524.40	Less Exercise:	9,520
						Less Lapsed Option(s)	0
			After Exercise:	1,516,408,713	4,060,916,632.78	After Exercise:	19,217,667

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 06 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Cheong Shen Lih	05/07/2007	3,000	17.7000	53,100.0000	00028332	53,100.00	2001Mar
2	Leong Lai Oi Joan	05/07/2007	120	15.0700	1,808.4000	00028647	1,808.40	2005Mar
3	Leung Kai Wing	05/07/2007	1,100	15.0700	16,577.0000	00028696	16,577.00	2005Mar
4	Leung Kai Wing	05/07/2007	3,300	14.7300	48,609.0000	00028696	48,609.00	2004Mar
5	Ling Puay Hwa	05/07/2007	1,000	17.7000	17,700.0000	00026278	17,700.00	2001Mar
6	Ling Puay Hwa	05/07/2007	1,000	14.7300	14,730.0000	00026278	14,730.00	2004Mar
		Total	**9,520**	**Total**	**152,524.4000**	**Total**	**152,524.40**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	06/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516403193**	**66595810**	**0**
Amount of Issued Share Capital :	**4060834908.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060834908.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002388108A

Transaction No.	Company Registration No.	Company Name
C070337101	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002388108A Date/Time : 06/07/2007 14:21

Transaction No : C070337101

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,009.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	06/07/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516407493**	**66595810**	**0**
Amount of Issued Share Capital :	**4060898247.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060898247.38**	**66595810**	**0**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002388128A

Transaction No.	Company Registration No.	Company Name
C070337122	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002388128A

Date/Time : 06/07/2007 14:25

Transaction No : C070337122

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,999.00

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1220		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	06/07/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516408713**	**66595810**	**0**
Amount of Issued Share Capital :	**4060916632.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060916632.78**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	06/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002388164A

Transaction No.	Company Registration No.	Company Name
C070337167	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002388164A

Date/Time : 06/07/2007 14:30

Transaction No : C070337167

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,989.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

July 5, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING SECTION AUG 22 2007 WASH. D.C. 182

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **13,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,386,193	4,060,545,138.38	Before Exercise:	19,229,787
						Add New Option(s)	0
			Add Exercise:	13,000	218,970.00	Less Exercise:	13,000
						Less Lapsed Option(s)	0
			After Exercise:	1,516,399,193	4,060,764,108.38	After Exercise:	19,227,187

*** Outstanding balance After Exercise adjusted to include 10,400 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 05 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chow Chi Ho	04/07/2007	6,000	14.7300	88,380.0000	00028464	88,380.00	2004Mar
2	Tan Teck Long	04/07/2007	2,000	20.8700	41,740.0000	00026864	41,740.00	2000Mar
3	Tan Teck Long	04/07/2007	2,000	22.3300	44,660.0000	00026864	44,660.00	2000Jul
4	Ting Ping Ee Joan Maria	04/07/2007	3,000	14.7300	44,190.0000	00025726	44,190.00	2004Mar
		Total	**13,000**	✓ **Total**	**218,970.0000**	**Total**	**218,970.00**	

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

SEC MAIL RECEIVED PROCESSING WASH. D.C. 182 AUG 22 2007 SECTION

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐701913934 / JACKSON P. TAI ☐800366556 / BUXTON ANDREW ROBERT FOWELL ☐D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐S0016173Z / KOH BOON HWEE ☐S0040556F / GOH GEOK LING ☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	20.87		
unpaid :	0		
Date of Allotment:	05/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516388193**	**66595810**	**0**
Amount of Issued Share Capital :	**4060586878.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060586878.38**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002385480A

Transaction No.	Company Registration No.	Company Name
C070331423	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002385480A

Date/Time : 05/07/2007 14:24

Transaction No : C070331423

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,039.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	22.33		
unpaid :	0		
Date of Allotment:	05/07/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,516,390,193	66595810	0
Amount of Issued Share Capital :	4,060,631,538.38	66595810	0
Amount of Paid-up Share Capital :	4,060,631,538.38	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002385514A

Transaction No.	Company Registration No.	Company Name
C070331464	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002385514A

Date/Time : 05/07/2007 14:31

Transaction No : C070331464

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,029.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	05/07/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516399193**	**66595810**	**0**
Amount of Issued Share Capital :	**4060764108.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060764108.38**	**66595810**	**0**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	05/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002385540A

Transaction No.	Company Registration No.	Company Name
C070331491	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002385540A

Date/Time : 05/07/2007 14:33

Transaction No : C070331491

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,019.00

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DBS

July 4, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
AUG 22 2007
WASH. D.C.
182 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **13,540** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,372,653	4,060,346,478.58	Before Exercise:	19,243,327
						Add New Option(s)	0
			Add Exercise:	13,540	198,659.80	Less Exercise:	13,540
						Less Lapsed Option(s)	0
			After Exercise:	1,516,386,193	4,060,545,138.38	After Exercise:	19,229,787

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 04 July 2007

SEC MAIL PROCESSING SECTION
AUG 22 2007
WASH., D.C.
RECEIVED
182

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Hng Huey Ling	03/07/2007	200	10.4000	2,080.0000	00025759	2,080.00	2003Feb
2	Koh Poh Chye	03/07/2007	3,000	14.7300	44,190.0000	00028357	44,190.00	2002Mar
3	Lo Kok Ming Andrew	03/07/2007	3,300	14.7300	48,609.0000	00025742	48,609.00	2004Mar
4	Wong Kwong Nam	03/07/2007	6,800	14.7300	100,164.0000	00028423	100,164.00	2004Mar
5	Wong Kwong Nam	03/07/2007	240	15.0700	3,616.8000	00028423	3,616.80	2005Mar
		Total	**13,540**	**Total**	**198,659.8000**	**Total**	**198,659.80**	

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	04/07/2007		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516375653**	**66595810**	**0**
Amount of Issued Share Capital :	**4060390668.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060390668.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002381905A

Transaction No.	Company Registration No.	Company Name
C070327017	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002381905A

Date/Time : 04/07/2007 11:16

Transaction No : C070327017

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,079.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	04/07/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516375853**	**66595810**	**0**
Amount of Issued Share Capital :	**4060392748.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060392748.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002381931A

Transaction No.	Company Registration No.	Company Name
C070327052	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002381931A

Date/Time : 04/07/2007 11:22

Transaction No : C070327052

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,069.00

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	04/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516385953**	**66595810**	**0**
Amount of Issued Share Capital :	**4060541521.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060541521.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002381945A

Transaction No.	Company Registration No.	Company Name
C070327070	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002381945A

Date/Time : 04/07/2007 11:25

Transaction No : C070327070

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,059.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	240		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	04/07/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516386193**	**66595810**	**0**
Amount of Issued Share Capital :	**4060545138.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060545138.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	04/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002381972A

Transaction No.	Company Registration No.	Company Name
C070327096	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002381972A

Date/Time : 04/07/2007 11:28

Transaction No : C070327096

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,049.00

This is a computer-generated receipt. No signature is required.

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DBS

SEC MAIL PROCESSING
RECEIVED
AUG 22 2007
WASH, D.C. 182 SECTION

July 3, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No. 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **7,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,365,653	4,060,235,768.58	Before Exercise:	19,254,567
						Add New Option(s)	0
			Add Exercise:	7,000	110,710.00	Less Exercise:	7,000
						Less Lapsed Option(s)	160
			After Exercise:	1,516,372,653	4,060,346,478.58	After Exercise:	19,243,327

*** Adjusted to include -4,080 options arising from grant/withdrawal of resignations.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 03 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Chu Chong	02/07/2007	6,000	14.7300	88,380.0000	00026286	88,380.00	2002Mar
2	Wong Teck Khim	02/07/2007	1,000	22.3300	22,330.0000	00027177	22,330.00	2000Jul
		Total	**7,000**	**Total**	**110,710.0000**	**Total**	**110,710.00**	

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Resolution | Shares payable in cash | For a consideration* other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

RECEIVED AUG 22 2007 WASH. D.C. 182 SECTION PROCESSING

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 03/07/2007

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516366653**	**66595810**	**0**
Amount of Issued Share Capital :	**4060258098.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060258098.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002378755A

Transaction No.	Company Registration No.	Company Name
C070323073	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002378755A

Date/Time : 03/07/2007 10:56

Transaction No : C070323073

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,099.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	03/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,372,653**	**66595810**	**0**
Amount of Issued Share Capital :	**4,060,346,478.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,060,346,478.58**	**66595810**	**0**

PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	03/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002378770A

Transaction No.	Company Registration No.	Company Name
C070323090	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002378770A

Date/Time : 03/07/2007 10:59

Transaction No : C070323090

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,089.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

July 2, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED
AUG 22 2007
WASH., D.C. 182 PROCESSING SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,200** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,359,453	4,060,159,358.58	Before Exercise:	19,273,832
						Add New Option(s)	0
			Add Exercise:	6,200	76,410.00	Less Exercise:	6,200
						Less Lapsed Option(s)	13,065
			After Exercise:	1,516,365,653	4,060,235,768.58	After Exercise:	19,254,567

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 02 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SEC MAIL PROCESSING SECTION RECEIVED AUG 22 2007 WASH., D.C. 182

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Choy Yin Yee Merinna	29/06/2007	5,200	10.4000	54,080.0000	00027987	54,080.00	2003Feb
2	Lim King Hwee	29/06/2007	1,000	22.3300	22,330.0000	00027524	22,330.00	2000Jul
		Total	**6,200**	**Total**	**76,410.0000**	**Total**	**76,410.00**	

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SEC MAIL PROCESSING SECTION RECEIVED AUG 2 2 2007 WASH., D.C. 82

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

☐ 701913934 / JACKSON P. TAI

☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	22.33		
unpaid :	0		
Date of Allotment:	02/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,360,453**	**66595810**	**0**
Amount of Issued Share Capital :	**4,060,181,688.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,060,181,688.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002375982A

Transaction No.	Company Registration No.	Company Name
C070320041	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002375982A

Date/Time : 02/07/2007 12:04

Transaction No : C070320041

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,137.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	02/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516365653**	**66595810**	**0**
Amount of Issued Share Capital :	**4060235768.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060235768.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	02/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002376007A

Transaction No.	Company Registration No.	Company Name
C070320070	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002376007A

Date/Time : 02/07/2007 12:08

Transaction No : C070320070

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,127.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

June 29, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **6,170** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,353,283	4,060,062,340.68	Before Exercise:	19,280,002
						Add New Option(s)	0
			Add Exercise:	6,170	97,017.90	Less Exercise:	6,170
						Less Lapsed Option(s)	0
			After Exercise:	1,516,359,453	4,060,159,358.58	After Exercise:	19,273,832

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 29 June 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 2 2007 WASH. D.C. 182

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lau Chi Keung	28/06/2007	1,320	14.7300	19,443.6000	00027755	19,443.60	2004Mar
2	Mark Yau Ting Samantha	28/06/2007	2,280	14.7300	33,584.4000	00025585	33,584.40	2004Mar
3	Mark Yau Ting Samantha	28/06/2007	570	15.0700	8,589.9000	00025585	8,589.90	2005Mar
4	Teo Lim Huey	28/06/2007	2,000	17.7000	35,400.0000	00027466	35,400.00	2001Mar
		Total	**6,170**	**Total**	**97,017.9000**	**Total**	**97,017.90**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	29/06/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516355283**	**66595810**	**0**
Amount of Issued Share Capital :	**4060097740.68**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060097740.68**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/06/2007

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Statement of Transaction for Deposit Service Account

From 29/06/2007 To 29/06/2007

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
Singapore 068809

Account No. : 030429
Registration No.: PB03000254

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	29/06/2007	**Balance Brought Forward**				**2,177.00**
1	29/06/2007 10:59:38	S1266112F	Lodgment Of Return Of Allotment Of Share / 199901152M C070311836	ACR0000002370567A	10.00	0.00
Total					**10.00**	**0.00**
Balance Carried Down						**2,167.00**

For any queries on your account, please click here to submit your query.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	29/06/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516358883**	**66595810**	**0**
Amount of Issued Share Capital :	**4060150768.68**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060150768.68**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002371121A

Transaction No.	Company Registration No.	Company Name
C070313035	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002371121A

Date/Time : 29/06/2007 13:50

Transaction No : C070313035

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,157.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, TAN SIEW LEI FLORENCE, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	570		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	29/06/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516359453**	**66595810**	**0**
Amount of Issued Share Capital :	**4060159358.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060159358.58**	**66595810**	**0**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	29/06/2007

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EP Ref No :

Receipt No. : ACR0000002371169A

Transaction No.	Company Registration No.	Company Name
C070313089	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002371169A

Date/Time : 29/06/2007 14:01

Transaction No : C070313089

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,147.00

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DBS

SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
AUG 22 2007
182
SECTION

June 28, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **1,030** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,352,253	4,060,047,158.58	Before Exercise:	19,281,032
						Add New Option(s)	0
			Add Exercise:	1,030	15,182.10	Less Exercise:	1,030
						Less Lapsed Option(s)	0
			After Exercise:	1,516,353,283	4,060,062,340.68	After Exercise:	19,280,002

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 28 June 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Eu Keong	27/06/2007	30	15.0700	452.1000	00027474	452.10	2005Mar
2	Tye Moo Yin	27/06/2007	1,000	14.7300	14,730.0000	00026799	14,730.00	2002Mar
		Total	**1,030**	**Total**	**15,182.1000**	**Total**	**15,182.10**	

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000	1000	1000
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73	14.73	14.73
unpaid :	0	0	0
Date of Allotment:	28/06/2007		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516353253**	**66595810**	**0**
Amount of Issued Share Capital :	**4060061888.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060061888.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002367113A

Transaction No.	**Company Registration No.**	**Company Name**
C070307416	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002367113A

Date/Time : 28/06/2007 12:04

Transaction No : C070307416

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,187.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	28/06/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516353283**	**66595810**	**0**
Amount of Issued Share Capital :	**4060062340.68**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060062340.68**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	28/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002367138A

Transaction No.	Company Registration No.	Company Name
C070307437	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002367138A

Date/Time : 28/06/2007 12:07

Transaction No : C070307437

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,177.00

This is a computer-generated receipt. No signature is required.

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 2 2007
WASH. D.C.
182

DBS

June 27, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **29,277** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details;

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,322,976	4,059,576,914.88	Before Exercise:	19,310,309
						Add New Option(s)	0
			Add Exercise:	29,277	470,243.70	Less Exercise:	29,277
						Less Lapsed Option(s)	2,000
			After Exercise:	1,516,352,253	4,060,047,158.58	After Exercise:	19,281,032

*** Adjusted to include 2,000 options arising from grant/withdrawal of resignations.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Magdalene Tan

Authorised Signature: [signature]

Designation: Senior Legal Advisor

Date: 27 June 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SEC MAIL RECEIVED PROCESSING AUG 22 2007 WASH. D.C. 182 SECTION

To : **The Central Depository (Pte) Limited** — **27 June 2007**

Security : **DBS GROUP HOLDINGS LTD** — **Rank : Pari Passu with existing shares**

Securities Code : ______ (for CDP use only)

DBSH SHARE OPTION PLAN

Registrar : **Tricor Barbinder Share Registration Services**

No. of Certs/Quantity : ______

Certificate No. : ______

Securities Account No.	Name of Account Holder	Quantity	Particulars of Account Holder	
			NRIC/Passport No.	Nationality
2291-1688-2495	DBS Vickers Securities (Singapore) Pte Ltd	7,840		
1681-0519-6664	Low Yoke Cheng	4,500	6934295G	Singaporean
1681-0297-6768	WONG TECK KHIM	16,937	S1638513A	Singaporean
	Total	29,277		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
☐ S0016173Z / KOH BOON HWEE

If a director/ secretary ☐ S0040556F / GOH GEOK LING

signed the above, please select accordingly :

- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	20.87		
unpaid :	0		
Date of Allotment:	27/06/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516327976**	**66595810**	**0**
Amount of Issued Share Capital :	**4059681264.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4059681264.88**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002363394A

Transaction No.	Company Registration No.	Company Name
C070302848	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002363394A

Date/Time : 27/06/2007 11:22

Transaction No : C070302848

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,247.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING

If a director/ secretary

signed the above, please select accordingly :

- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	22.33		
unpaid :	0		
Date of Allotment:	27/06/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516329976**	**66595810**	**0**
Amount of Issued Share Capital :	**4059725924.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4059725924.88**	**66595810**	**0**

bizFILE

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002363421A

Transaction No.	Company Registration No.	Company Name
C070302878	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002363421A

Date/Time : 27/06/2007 11:25

Transaction No : C070302878

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,237.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE

If a director/ secretary ☐ S0040556F / GOH GEOK LING

signed the above, please select accordingly :	☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9937		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	27/06/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516339913	66595810	0
Amount of Issued Share Capital :	4059901809.78	66595810	0
Amount of Paid-up Share Capital :	4059901809.78	66595810	0

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(•) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/06/2007

Submit | Cancel

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002363585A

Transaction No.	Company Registration No.	Company Name
C070303066	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002363585A

Date/Time : 27/06/2007 11:44

Transaction No : C070303066

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,227.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING

signed the above, please select accordingly :	☐S0114104Z / HENG LEE CHENG ☐S0234644C / KWA CHONG SENG ☐S0820599Z / ANG KONG HUA ☐S1462421Z / PETER ONG BOON KWEE ☐S2549567E / WONG NGIT LIONG ☐S2622983I / JEANNIE HUI ☐Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	12.27		
unpaid :	0		
Date of Allotment:	27/06/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516346913**	**66595810**	**0**
Amount of Issued Share Capital :	**4059987699.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4059987699.78**	**66595810**	**0**

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/06/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002363633A

Transaction No.	Company Registration No.	Company Name
C070303120	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002363633A

Date/Time : 27/06/2007 11:49

Transaction No : C070303120

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,217.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING

If a director/ secretary

signed the above, please select accordingly :

- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	27/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516351413**	**66595810**	**0**
Amount of Issued Share Capital :	**4060034499.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060034499.78**	**66595810**	**0**

bizFILE

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/06/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002363650A

Transaction No.	Company Registration No.	Company Name
C070303145	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002363650A

Date/Time : 27/06/2007 11:52

Transaction No : C070303145

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,207.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING

signed the above, please select accordingly :

- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	840		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	27/06/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516352253**	**66595810**	**0**
Amount of Issued Share Capital :	**4060047158.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4060047158.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002363672A

Transaction No.	Company Registration No.	Company Name
C070303172	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002363672A

Date/Time : 27/06/2007 11:55

Transaction No : C070303172

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,197.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2007
182 SECTION

June 26, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 5 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **13,900** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,309,076	4,059,361,297.88	Before Exercise:	19,326,209
						Add New Option(s)	0
			Add Exercise:	13,900	215,617.00	Less Exercise:	13,900
						Less Lapsed Option(s)	2,000
			After Exercise:	1,516,322,976	4,059,576,914.88	After Exercise:	19,310,309

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Magdalene Tan

Authorised Signature:

Designation: Senior Legal Advisor

Date: 26 June 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SEC MAIL RECEIVED PROCESSING SECTION
AUG 22 2007
WASH., D.C.
182

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lai Shuk Man	25/06/2007	900	14.7300	13,257.0000		13,257.00	2004Mar
2	Li Kam Wai Joemund	25/06/2007	2,000	10.4000	20,800.0000		20,800.00	2003Feb
3	Tan Kim Chia	25/06/2007	3,000	15.3000	45,900.0000	00026179	45,900.00	1999Jul
4	Tan Sai Tien	25/06/2007	6,000	17.7000	106,200.0000	00026435	106,200.00	2001Mar
5	Wee Aik Huat Vincent	25/06/2007	2,000	14.7300	29,460.0000	00026658	29,460.00	2002Mar
		Total	**13,900**	**Total**	**215,617.0000**	**Total**	**215,617.00**	

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (◉) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	26/06/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516322976**	**66595810**	**0**
Amount of Issued Share Capital :	**4059576914.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4059576914.88**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002361632A

Transaction No.	Company Registration No.	Company Name
C070300748	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002361632A

Date/Time : 26/06/2007 16:32

Transaction No : C070300748

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,257.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	26/06/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516318076**	**66595810**	**0**
Amount of Issued Share Capital :	**4059513397.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4059513397.88**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002361564A

Transaction No.	Company Registration No.	Company Name
C070300676	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002361564A

Date/Time : 26/06/2007 16:23

Transaction No : C070300676

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,287.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL
- [ ] D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- [ ] S0016173Z / KOH BOON HWEE
- [ ] S0040556F / GOH GEOK LING
- [ ] S0114104Z / HENG LEE CHENG
- [ ] S0234644C / KWA CHONG SENG

- [ ] S0820599Z / ANG KONG HUA
- [ ] S1462421Z / PETER ONG BOON KWEE
- [ ] S2549567E / WONG NGIT LIONG
- [ ] S2622983I / JEANNIE HUI
- [ ] Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Date of Allotment: 26/06/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516312076**	**66595810**	**0**
Amount of Issued Share Capital :	**4059407197.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4059407197.88**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002361531A

Transaction No.	Company Registration No.	Company Name
C070300635	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002361531A

Date/Time : 26/06/2007 16:18

Transaction No : C070300635

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,297.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

☐ S0820599Z / ANG KONG HUA
☐ S1462421Z / PETER ONG BOON KWEE
☐ S2549567E / WONG NGIT LIONG
☐ S2622983I / JEANNIE HUI
☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	26/06/2007		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516320076	66595810	0
Amount of Issued Share Capital :	4059542857.88	66595810	0
Amount of Paid-up Share Capital :	4059542857.88	66595810	0

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002361591A

Transaction No.	Company Registration No.	Company Name
C070300702	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002361591A

Date/Time : 26/06/2007 16:26

Transaction No : C070300702

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,277.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	26/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516322076	66595810	0
Amount of Issued Share Capital :	4059563657.88	66595810	0
Amount of Paid-up Share Capital :	4059563657.88	66595810	0

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/06/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002361615A

Transaction No.	**Company Registration No.**	**Company Name**
C070300727	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002361615A
Transaction No	: C070300727
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 26/06/2007 16:29

Print

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,267.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

SEC MAIL RECEIVED PROCESSING
AUG 22 2007

June 22, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 4,300 SHARES FULLY PAID ARISING FROM
THE 2004 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares Preference Shares* Preference Shares #	- - -	- - -	Before Exercise Add Exercise After Exercise	1,516,303,996 4,300 1,516,308,296	$ 4,059,286,204.28 63,339.00 4,059,349,543.28	Before Exercise Less Exercise After Exercise	19,545,844 (4,300) 19,541,544

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Authorised Signature : ....

Designation : Senior Legal Advisor

Date : 22-Jun-2007

Enclosures
- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
Non-Voting Redeemable Convertible Preference Shares

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2007
WASH., D.C.
180

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
4,300	$14.73	$63,339.00	
4,300	Total value of shares exercised =	$63,339.00	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

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SEC Mail Processing Section
AUG 22 2007
WASH. D.C.
182

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	22/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516308296**	**66595810**	**0**
Amount of Issued Share Capital :	**4059349543.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4059349543.28**	**66595810**	**0**

bizFILE

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/06/2007

Submit | Cancel

Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002354697A

Transaction No.	Company Registration No.	Company Name
C070292657	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002354697A

Date/Time : 22/06/2007 14:06

Transaction No : C070292657

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,345.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

DBS GROUP HOLDINGS LTD

APPLICATION FOR LISTING AND QUOTATION OF 780 SHARES FULLY PAID ARISING FROM THE 2005 OPTIONS EXERCISED PURSUANT TO THE EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

1. Stated how the additional shares for which listing is applied for rank with existing shares:- **Pari Passu**
(If the shares do not rank pari passu, to confirm that the new share certificates have been endorsed accordingly and to furnish a specimen copy of the endorsed shares certificate to the Exchange.)

2. In respect of each class of securities, to furnish the following details:-

Class of security	Par value	Authorised Capital	Issued and paid-up ordinary share capital			Options Granted & Outstanding Shares	
				Shares	$		
Ordinary Shares	-	-	Before Exercise	1,516,308,296	$ 4,059,349,543.28	Before Exercise	19,541,544
Preference Shares*	-	-	Add Exercise	780	11,754.60	Less Exercise	(780)
Preference Shares #	-	-	After Exercise	1,516,309,076	4,059,361,297.88	After Exercise	19,540,764

3. Outstanding Warrants/TSRs : N.A.
Nominal Value of Outstanding Convertible Unsecured Loan Stocks/Bonds : N.A.

4. We confirm that the attached list of options were granted and exercised in compliance with the terms of the Scheme approved by the shareholders at the Extraordinary General Meeting held on 18 September 1999.

Name : Magdalene Tan

Authorised Signature : ....

Designation : Senior Legal Advisor

Date : 22-Jun-2007

Enclosures

- A copy of the Return of Allotment filed with the ACRA
- Confirmation of despatch of share certificates
- Details of options granted and exercised in the Scheme
- Cheque for S$2,000 being payment of the additional listing fee for the next 4 million Shares (unless the additional listing fee payable is covered in the previous payment)

*Non-Voting Convertible Preference Shares
\# Non-Voting Redeemable Convertible Preference Shares

ESOS SCHEDULE

DETAILS OF OPTIONS GRANTED AND EXERCISED IN EMPLOYEES/
EXECUTIVES SHARE OPTION SCHEME ("ESOS")

Aggregate Number of Shares Allotted	Subscription Price (1)	Value of Shares Exercised (2)	Remarks
780	$15.07	$11,754.60	
780	Total value of shares exercised =	$11,754.60	

Notes :

(1) Adjustments to subscription price to be disclosed as footnotes

(2) Value of shares exercised = the number of shares allotted multiply by their exercise prices

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG

- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	780		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	22/06/2007		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516309076**	**66595810**	**0**
Amount of Issued Share Capital :	**4059361297.88**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4059361297.88**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	22/06/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002354705A

Transaction No.	Company Registration No.	Company Name
C070292669	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002354705A

Date/Time : 22/06/2007 14:11

Transaction No : C070292669

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 2,335.00

This is a computer-generated receipt. No signature is required.

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DBS

July 20, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
AUG 22 2007
WASH. D.C. 182 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

06-18-008 (05/2004)

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,466,773	4,061,734,440.38	Before Exercise:	19,164,587
						Add New Option(s)	0
			Add Exercise:	2,000	35,400.00	Less Exercise:	2,000
						Less Lapsed Option(s)	0
			After Exercise:	1,516,468,773	4,061,769,840.38	After Exercise:	19,162,587

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 20 July 2007

Enclosure:

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Toh Lai Wee Jeffrey	19/07/2007	2,000	17.7000	35,400.0000	00029181	35,400.00	2001Mar
		Total	**2,000**	**Total**	**35,400.0000**	**Total**	**35,400.00**	

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 2 2007
182
WASH., D.C.

If a director/ secretary signed the above, please select accordingly :	☐ 093190653 / FRANK WONG KWONG SHING ☐ 112914204 / JOHN A. ROSS ☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 20/07/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516468773**	**66595810**	**0**
Amount of Issued Share Capital :	**4061769840.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061769840.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	20/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002417052A

Transaction No.	Company Registration No.	Company Name
C070376531	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002417052A

Date/Time : 20/07/2007 10:32

Transaction No : C070376531

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,784.00

This is a computer-generated receipt. No signature is required.

DBS

July 19, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL
RECEIVED
AUG 22 2007
WASH., D.C.
182
PROCESSING
SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

06-18-008 (05/2004)

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **17,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,449,773	4,061,450,410.38	Before Exercise:	19,181,587
						Add New Option(s)	0
			Add Exercise:	17,000	284,030.00	Less Exercise:	17,000
						Less Lapsed Option(s)	800
			After Exercise:	1,516,466,773	4,061,734,440.38	After Exercise:	19,164,587

*** Outstanding balance After Exercise adjusted to include 800 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 19 July 2007

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim Yee Chye	18/07/2007	3,000	20.8700	62,610.0000	00029421	62,610.00	2000Mar
2	Lim Yee Chye	18/07/2007	2,000	22.3300	44,660.0000	00029421	44,660.00	2000Jul
3	Phua Tok Kiak	18/07/2007	7,000	14.7300	103,110.0000	00029348	103,110.00	2002Mar
4	Tay Kim Yam	18/07/2007	5,000	14.7300	73,650.0000	00028662	73,650.00	2002Mar
		Total	**17,000**	**Total**	**284,030.0000**	**Total**	**284,030.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :	☐ 093190653 / FRANK WONG KWONG SHING ☐ 112914204 / JOHN A. ROSS ☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	20.87		
unpaid :	0		
Date of Allotment:	19/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516452773**	**66595810**	**0**
Amount of Issued Share Capital :	**4061513020.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061513020.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002414085A

Transaction No.	Company Registration No.	Company Name
C070371563	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002414085A

Date/Time : 19/07/2007 11:57

Transaction No : C070371563

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,814.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :	☐ 093190653 / FRANK WONG KWONG SHING ☐ 112914204 / JOHN A. ROSS ☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	22.33		
unpaid :	0		
Date of Allotment:	19/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516454773**	**66595810**	**0**
Amount of Issued Share Capital :	**4061557680.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061557680.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002414127A

Transaction No.	Company Registration No.	Company Name
C070371616	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002414127A

Date/Time : 19/07/2007 12:00

Transaction No : C070371616

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,804.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	19/07/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516466773**	**66595810**	**0**
Amount of Issued Share Capital :	**4061734440.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061734440.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	19/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002414169A

Transaction No.	Company Registration No.	Company Name
C070371667	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002414169A

Date/Time : 19/07/2007 12:07

Transaction No : C070371667

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,794.00

This is a computer-generated receipt. No signature is required.

DBS

SEC MAIL RECEIVED PROCESSING
AUG 22 2007
WASH. D.C. 182 SECTION

July 18, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,447,773	4,061,415,010.38	Before Exercise:	19,184,487
						Add New Option(s)	0
			Add Exercise:	2,000	35,400.00	Less Exercise:	2,000
						Less Lapsed Option(s)	900
			After Exercise:	1,516,449,773	4,061,450,410.38	After Exercise:	19,181,587

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 18 July 2007

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2007
WASH., D.C.
182

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	*Exercising Option Holder*	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Tan Boon Kien	17/07/2007	2,000	17.7000	35,400.0000	00025692	35,400.00	2001Mar
		Total	**2,000**	**Total**	**35,400.0000**	**Total**	**35,400.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 18/07/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516449773**	**66595810**	**0**
Amount of Issued Share Capital :	**4061450410.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061450410.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	18/07/2007

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DBS

July 31, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
AUG 22 2007
WASH. D.C. 182 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 6 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **18,650** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,604,303	4,063,912,646.38	Before Exercise:	19,025,057
						Add New Option(s)	0
			Add Exercise:	18,650	275,493.00	Less Exercise:	18,650
						Less Lapsed Option(s)	0
			After Exercise:	1,516,622,953	4,064,188,139.38	After Exercise:	19,006,407

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 31 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lim King Hwee	30/07/2007	1,000	22.3300	22,330.0000	00027524	22,330.00	2000Jul
2	Liu Wa Ching	30/07/2007	800	14.7300	11,784.0000	00029843	11,784.00	2004Mar
3	M Suntharalingam	30/07/2007	3,500	17.7000	61,950.0000	00029876	61,950.00	2001Mar
4	Ng Yuen Mun	30/07/2007	1,950	15.3000	29,835.0000	00029819	29,835.00	1999Jul
5	Pang Seng Lim	30/07/2007	200	10.4000	2,080.0000	00029801	2,080.00	2003Feb
6	Pang Seng Lim	30/07/2007	800	14.7300	11,784.0000	00029801	11,784.00	2004Mar
7	Seah Tock Se	30/07/2007	5,400	10.4000	56,160.0000	00026054	56,160.00	2003Feb
8	Teo Pit Koon	30/07/2007	2,000	15.3000	30,600.0000	00027722	30,600.00	1999Jul
9	Teo Pit Koon	30/07/2007	1,000	20.8700	20,870.0000	00027722	20,870.00	2000Mar
10	Teo Pit Koon	30/07/2007	1,000	17.7000	17,700.0000	00027722	17,700.00	2001Mar
11	Tye Moo Yin	30/07/2007	1,000	10.4000	10,400.0000	00026799	10,400.00	2003Feb
		Total	18,650	Total	275,493.0000	Total	275,493.00	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3950		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.30

unpaid : 0

Date of Allotment: 31/07/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516608253**	**66595810**	**0**
Amount of Issued Share Capital :	**4063973081.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063973081.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002453241A

Transaction No.	Company Registration No.	Company Name
C070428044	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002453241A	Date/Time : 31/07/2007 14:16
Transaction No	: C070428044	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,519.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	20.87		
unpaid :	0		
Date of Allotment:	31/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516609253**	**66595810**	**0**
Amount of Issued Share Capital :	**4063993951.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063993951.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002453410A

Transaction No.	Company Registration No.	Company Name
C070428234	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002453410A

Date/Time : 31/07/2007 14:33

Transaction No : C070428234

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,509.00

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 31/07/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516610253**	**66595810**	**0**
Amount of Issued Share Capital :	**4064016281.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4064016281.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002453465A

Transaction No.	Company Registration No.	Company Name
C070428299	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002453465A

Date/Time : 31/07/2007 14:37

Transaction No : C070428299

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,499.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	31/07/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516614753**	**66595810**	**0**
Amount of Issued Share Capital :	**4064095931.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4064095931.38**	**66595810**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/07/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002453501A

Transaction No.	Company Registration No.	Company Name
C070428333	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002453501A

Date/Time : 31/07/2007 14:40

Transaction No : C070428333

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,489.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes ✓
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	31/07/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516621353**	**66595810**	**0**
Amount of Issued Share Capital :	**4064164571.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4064164571.38**	**66595810**	**0**

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/07/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002453545A

Transaction No.	Company Registration No.	Company Name
C070428380	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002453545A

Transaction No : C070428380

Date/Time : 31/07/2007 14:45

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,479.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1600		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 31/07/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516622953**	**66595810**	**0**
Amount of Issued Share Capital :	**4064188139.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4064188139.38**	**66595810**	**0**

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	31/07/2007

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bizFILE

PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002453598A

Transaction No.	Company Registration No.	Company Name
C070428432	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002453598A

Date/Time : 31/07/2007 14:49

Transaction No : C070428432

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,469.00

This is a computer-generated receipt. No signature is required.

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DBS

July 30, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2007
WASH. D.C.
182

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **24,200** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,580,103	4,063,511,331.18	Before Exercise:	19,049,257
						Add New Option(s)	0
			Add Exercise:	24,200	401,315.20	Less Exercise:	24,200
						Less Lapsed Option(s)	0
			After Exercise:	1,516,604,303	4,063,912,646.38	After Exercise:	19,025,057

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature:

Date: 30 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2007
WASH., D.C.
182

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chung Wai Tak	27/07/2007	15,000	17.7000	265,500.0000	00027367	265,500.00	2001Mar
2	Lim Him Chuan	27/07/2007	4,560	14.7300	67,168.8000	00029785	67,168.80	2004Mar
3	Lim Him Chuan	27/07/2007	880	15.0700	13,261.6000	00029785	13,261.60	2005Mar
4	Tan Lay Hwa	27/07/2007	760	14.7300	11,194.8000	00026708	11,194.80	2004Mar
5	Tan Tee Meng	27/07/2007	3,000	14.7300	44,190.0000	00029744	44,190.00	2002Mar
		Total	**24,200**	**Total**	**401,315.2000**	**Total**	**401,315.20**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	30/07/2007		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516595103**	**66595810**	**0**
Amount of Issued Share Capital :	**4063776831.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063776831.18**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002446095A

Transaction No.	Company Registration No.	Company Name
C070418114	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002446095A

Date/Time : 30/07/2007 12:23

Transaction No : C070418114

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,559.00

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 30/07/2007

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516598103**	**66595810**	**0**
Amount of Issued Share Capital :	**4063821021.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063821021.18**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002446835A

Transaction No.	Company Registration No.	Company Name
C070419057	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002446835A

Date/Time : 30/07/2007 14:38

Transaction No : C070419057

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,549.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5320		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 30/07/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516603423**	**66595810**	**0**
Amount of Issued Share Capital :	**4063899384.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063899384.78**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002446934A

Transaction No.	Company Registration No.	Company Name
C070419182	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002446934A

Date/Time : 30/07/2007 14:48

Transaction No : C070419182

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,539.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	880		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 30/07/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516604303**	**66595810**	**0**
Amount of Issued Share Capital :	**4063912646.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063912646.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	30/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002446956A

Transaction No.	Company Registration No.	Company Name
C070419214	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002446956A

Date/Time : 30/07/2007 14:51

Transaction No : C070419214

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,529.00

This is a computer-generated receipt. No signature is required.

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DBS

July 27, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2007
WASH. D.C.
182

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **14,270** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,565,833	4,063,300,729.48	Before Exercise:	19,063,527
						Add New Option(s)	0
			Add Exercise:	14,270	210,601.70	Less Exercise:	14,270
						Less Lapsed Option(s)	0
			After Exercise:	1,516,580,103	4,063,511,331.18	After Exercise:	19,049,257

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 27 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chong Choon Cheong Andrew	26/07/2007	1,000	10.4000	10,400.0000	00027615	10,400.00	2003Feb
2	Koh Siew Leng	26/07/2007	1,000	17.7000	17,700.0000	00029660	17,700.00	2001Mar
3	Leung Tim Chiu Richard	26/07/2007	5,680	14.7300	83,666.4000	00029686	83,666.40	2004Mar
4	Leung Tim Chiu Richard	26/07/2007	5,190	15.0700	78,213.3000	00029686	78,213.30	2005Mar
5	Ling Puay Hwa	26/07/2007	1,400	14.7300	20,622.0000	00026278	20,622.00	2004Mar
		Total	**14,270**	**Total**	**210,601.7000**	**Total**	**210,601.70**	

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SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2007
WASH. D.C. 182 SECTION

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	27/07/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,516,566,833	66595810	0
Amount of Issued Share Capital :	4,063,318,429.48	66595810	0
Amount of Paid-up Share Capital :	4,063,318,429.48	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002438871A

Transaction No.	Company Registration No.	Company Name
C070407453	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002438871A Date/Time : 27/07/2007 11:57

Transaction No : C070407453

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,599.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	27/07/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516567833**	**66595810**	**0**
Amount of Issued Share Capital :	**4063328829.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063328829.48**	**66595810**	**0**

PAYMENTS

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002439088A

Transaction No.	Company Registration No.	Company Name
C070407732	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002439088A

Date/Time : 27/07/2007 12:22

Transaction No : C070407732

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,589.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7080		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	27/07/2007		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516574913	66595810	0
Amount of Issued Share Capital :	4063433117.88	66595810	0
Amount of Paid-up Share Capital :	4063433117.88	66595810	0

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/07/2007

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002439116A

Transaction No.	Company Registration No.	Company Name
C070407764	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002439116A

Date/Time : 27/07/2007 12:25

Transaction No : C070407764

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,579.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5190		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	27/07/2007		

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Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516580103**	**66595810**	**0**
Amount of Issued Share Capital :	**4063511331.18**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063511331.18**	**66595810**	**0**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	27/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002439591A

Transaction No.	Company Registration No.	Company Name
C070408361	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002439591A

Date/Time : 27/07/2007 14:07

Transaction No : C070408361

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,569.00

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DBS

July 26, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2007
WASH., D.C.
182

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,561,833	4,063,238,839.48	Before Exercise:	19,067,527
						Add New Option(s)	0
			Add Exercise:	4,000	61,890.00	Less Exercise:	4,000
						Less Lapsed Option(s)	0
			After Exercise:	1,516,565,833	4,063,300,729.48	After Exercise:	19,063,527

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 26 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Koh Poh Chye	25/07/2007	3,000	14.7300	44,190.0000	00028357	44,190.00	2002Mar
2	Koh Siew Leng	25/07/2007	1,000	17.7000	17,700.0000	00029660	17,700.00	2001Mar
		Total	**4,000**	**Total**	**61,890.0000**	**Total**	**61,890.00**	

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	26/07/2007		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1,516,562,833	66595810	0
Amount of Issued Share Capital :	4,063,256,539.48	66595810	0
Amount of Paid-up Share Capital :	4,063,256,539.48	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002435619A

Transaction No.	Company Registration No.	Company Name
C070403420	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002435619A

Date/Time : 26/07/2007 16:20

Transaction No : C070403420

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,619.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 26/07/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516565833**	**66595810**	**0**
Amount of Issued Share Capital :	**4063300729.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063300729.48**	**66595810**	**0**

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PAYMENTS

Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	⦿ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	26/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002435660A

Transaction No.	Company Registration No.	Company Name
C070403476	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002435660A

Date/Time : 26/07/2007 16:25

Transaction No : C070403476

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,609.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

July 25, 2007

SEC MAIL PROCESSING
RECEIVED
AUG 22 2007
WASH. D.C. 182 SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 7 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com
Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

06-18-008 (05/2004)

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **50,770** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,511,063	4,062,420,726.28	Before Exercise:	19,118,297
						Add New Option(s)	0
			Add Exercise:	50,770	818,113.20	Less Exercise:	50,770
						Less Lapsed Option(s)	0
			After Exercise:	1,516,561,833	4,063,238,839.48	After Exercise:	19,067,527

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 25 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SEC MAIL PROCESSING SECTION RECEIVED AUG 22 2007 WASH., D.C. 182

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chen Soon Kuan	24/07/2007	2,000	22.3300	44,660.0000	00029561	44,660.00	2000Jul
2	Chen Soon Kuan	24/07/2007	210	10.4000	2,184.0000	00029561	2,184.00	2003Feb
3	Chen Soon Kuan	24/07/2007	11,400	14.7300	167,922.0000	00029561	167,922.00	2004Mar
4	Chung Ming San Kay	24/07/2007	2,000	10.4000	20,800.0000	00028563	20,800.00	2003Feb
5	Goh Soon Hong	24/07/2007	600	14.7300	8,838.0000	00029603	8,838.00	2004Mar
6	Goh Soon Hong	24/07/2007	400	15.0700	6,028.0000	00029603	6,028.00	2005Mar
7	Mohd Nawaz Jiffry Vilcassim	24/07/2007	7,000	20.8700	146,090.0000	00026963	146,090.00	2000Mar
8	Mohd Nawaz Jiffry Vilcassim	24/07/2007	2,160	15.0700	32,551.2000	00026963	32,551.20	2005Mar
9	Tan Cheh Soon Vincent	24/07/2007	18,000	14.7300	265,140.0000	00028183	265,140.00	2002Mar
10	Tang Shee Yin	24/07/2007	7,000	17.7000	123,900.0000	00028548	123,900.00	2001Mar
		Total	**50,770**	**Total**	**818,113.2000**	**Total**	**818,113.20**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Date of Allotment: 25/07/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516518063**	**66595810**	**0**
Amount of Issued Share Capital :	**4062566816.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4062566816.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002430800A

Transaction No.	Company Registration No.	Company Name
C070396086	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002430800A Date/Time : 25/07/2007 15:45

Transaction No : C070396086

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,694.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 25/07/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,520,063**	**66595810**	**0**
Amount of Issued Share Capital :	**4,062,611,476.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,062,611,476.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002430816A

Transaction No.	Company Registration No.	Company Name
C070396108	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002430816A

Date/Time : 25/07/2007 15:48

Transaction No : C070396108

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,684.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filenameyyyyMMddmmsstt**

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 25/07/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516527063**	**66595810**	**0**
Amount of Issued Share Capital :	**4062735376.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4062735376.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002430979A

Transaction No.	**Company Registration No.**	**Company Name**
C070396365	**199901152M**	**DBS GROUP HOLDINGS LTD**

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002430979A	Date/Time : 25/07/2007 16:14
Transaction No	: C070396365	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,674.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- [ ] 093190653 / FRANK WONG KWONG SHING
- [ ] 112914204 / JOHN A. ROSS
- [ ] 701913934 / JACKSON P. TAI
- [ ] 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 25/07/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516545063**	**66595810**	**0**
Amount of Issued Share Capital :	**4063000516.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063000516.28**	**66595810**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/07/2007

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Notice : ACRA will only accept payment for BizFile transactions via credit card (AMEX, Master and Visa), NetsCash, eNets Debit and ACRA Deposit Service.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2210		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 10.40

unpaid : 0

Date of Allotment: 25/07/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516547273**	**66595810**	**0**
Amount of Issued Share Capital :	**4063023500.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063023500.28**	**66595810**	**0**

bizFILE

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Payment Application

If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002431086A

Transaction No.	Company Registration No.	Company Name
C070396568	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002431086A

Date/Time : 25/07/2007 16:29

Transaction No : C070396568

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,654.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 25/07/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516559273**	**66595810**	**0**
Amount of Issued Share Capital :	**4063200260.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4063200260.28**	**66595810**	**0**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002431146A

Transaction No.	Company Registration No.	Company Name
C070396724	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002431146A

Date/Time : 25/07/2007 16:38

Transaction No : C070396724

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,644.00

This is a computer-generated receipt. No signature is required.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2560		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 15.07

unpaid : 0

Date of Allotment: 25/07/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,561,833**	**66595810**	**0**
Amount of Issued Share Capital :	**4,063,238,839.48**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,063,238,839.48**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	25/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002431186A

Transaction No.	Company Registration No.	Company Name
C070396771	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002431186A

Date/Time : 25/07/2007 16:42

Transaction No : C070396771

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,634.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

July 24, 2007

SEC MAIL RECEIVED PROCESSING AUG 22 2007 WASH. D.C. 182 SECTION

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 4 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **27,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,484,063	4,061,953,756.28	Before Exercise:	19,145,297
						Add New Option(s)	0
			Add Exercise:	27,000	466,970.00	Less Exercise:	27,000
						Less Lapsed Option(s)	0
			After Exercise:	1,516,511,063	4,062,420,726.28	After Exercise:	19,118,297

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 24 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2007
WASH. D.C.
182

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chew Saw Choo Jan	23/07/2007	3,000	20.8700	62,610.0000	00029579	62,610.00	2000Mar
2	Chew Saw Choo Jan	23/07/2007	2,000	22.3300	44,660.0000	00029579	44,660.00	2000Jul
3	Chung Chik Kau	23/07/2007	10,000	17.7000	177,000.0000	00028506	177,000.00	2001Mar
4	Susilawati Surya	23/07/2007	2,000	17.7000	35,400.0000	00029454	35,400.00	2001Mar
5	Yen Sook Lim	23/07/2007	10,000	14.7300	147,300.0000	00028456	147,300.00	2002Mar
		Total	**27,000**	**Total**	**466,970.0000**	**Total**	**466,970.00**	

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 20.87

unpaid : 0

Date of Allotment: 24/07/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516487063**	**66595810**	**0**
Amount of Issued Share Capital :	**4062016366.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4062016366.28**	**66595810**	**0**

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If for any reason you do not see the "Payment Acknowledgement" screen or if your screen hangs, please check the status of your transaction and your payment from the "Enquiry On Transaction Lodgement" service available on the BizFile Homepage.

Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002426361A

Transaction No.	Company Registration No.	Company Name
C070388675	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002426361A

Date/Time : 24/07/2007 14:00

Transaction No : C070388675

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,734.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 22.33

unpaid : 0

Date of Allotment: 24/07/2007

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516489063**	**66595810**	**0**
Amount of Issued Share Capital :	**4062061026.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4062061026.28**	**66595810**	**0**

PAYMENTS

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Payment Application

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002426378A

Transaction No.	Company Registration No.	Company Name
C070388696	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002426378A

Date/Time : 24/07/2007 14:03

Transaction No : C070388696

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,724.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : SINGAPORE, DOLLARS (SGD)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 17.70

unpaid : 0

Date of Allotment: 24/07/2007

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,501,063**	**66595810**	**0**
Amount of Issued Share Capital :	**4,062,273,426.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,062,273,426.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002426389A

Transaction No.	Company Registration No.	Company Name
C070388715	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002426389A

Date/Time : 24/07/2007 14:06

Transaction No : C070388715

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,714.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		

Amount paid and/or unpaid on each share e.g.
eg. 999999.9999999999

paid : 14.73

unpaid : 0

Date of Allotment: 24/07/2007

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516511063**	**66595810**	**0**
Amount of Issued Share Capital :	**4062420726.28**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4062420726.28**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	24/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002426403A

Transaction No.	Company Registration No.	Company Name
C070388728	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002426403A

Date/Time : 24/07/2007 14:09

Transaction No : C070388728

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,704.00

This is a computer-generated receipt. No signature is required.

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DBS

July 11, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
AUG 22 2007
WASH., D.C. 182 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 2 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **4,440** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,411,453	4,060,957,074.58	Before Exercise:	19,213,647
						Add New Option(s)	0
			Add Exercise:	4,440	48,162.80	Less Exercise:	4,440
						Less Lapsed Option(s)	1,280
			After Exercise:	1,516,415,893	4,061,005,237.38	After Exercise:	19,209,207

*** Outstanding balance After Exercise adjusted to include 1,280 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 11 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lee Kwok Tai Peter	10/07/2007	4,000	10.4000	41,600.0000	00026047	41,600.00	2003Feb
2	Lim Ye-How Dennis	10/07/2007	240	15.0700	3,616.8000	00028837	3,616.80	2005Mar
3	Wong Sing Leon	10/07/2007	200	14.7300	2,946.0000	00025833	2,946.00	2004Mar
		Total	**4,440**	**Total**	**48,162.8000**	**Total**	**48,162.80**	

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

SEC MAIL RECEIVED PROCESSING SECTION AUG 22 2007 WASH, D.C. 182

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	11/07/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516415453	66595810	0
Amount of Issued Share Capital :	4060998674.58	66595810	0
Amount of Paid-up Share Capital :	4060998674.58	66595810	0

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(●) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002396943A

Transaction No.	Company Registration No.	Company Name
C070348914	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002396943A

Date/Time : 11/07/2007 13:46

Transaction No : C070348914

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,959.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	11/07/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	1516415653	66595810	0
Amount of Issued Share Capital :	4061001620.58	66595810	0
Amount of Paid-up Share Capital :	4061001620.58	66595810	0

PAYMENTS

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002396955A

Transaction No.	Company Registration No.	Company Name
C070348928	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002396955A

Date/Time : 11/07/2007 13:49

Transaction No : C070348928

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,949.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors ✓

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's ✓

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	240		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	11/07/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,415,893**	**66595810**	**0**
Amount of Issued Share Capital :	**4,061,005,237.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,061,005,237.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	11/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002396963A

Transaction No.	Company Registration No.	Company Name
C070348936	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002396963A

Date/Time : 11/07/2007 13:52

Transaction No : C070348936

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,939.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

July 12, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
AUG 22 2007
WASH. D.C. 182 SECTION

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 1 set of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **2,000** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding	
				Ordinary Share	$	Shares	
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,415,893	4,061,005,237.38	Before Exercise:	19,209,207
						Add New Option(s)	0
			Add Exercise:	2,000	29,460.00	Less Exercise:	2,000
						Less Lapsed Option(s)	0
			After Exercise:	1,516,417,893	4,061,034,697.38	After Exercise:	19,207,207

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Designation: Vice President

Authorised Signature: [signature]

Date: 12 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SEC MAIL RECEIVED PROCESSING AUG 2 2 2007 SECTION WASH., D.C. 182

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Chiang Sau Lin Flora	11/07/2007	2,000	14.7300	29,460.0000	00028621	29,460.00	2004Mar
		Total	**2,000**	**Total**	**29,460.0000**	**Total**	**29,460.00**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

RECEIVED AUG 2 2 2007 WASH. D.C. 182 PROCESSING SECTION

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Compar issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	12/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1,516,417,893**	**66595810**	**0**
Amount of Issued Share Capital :	**4,061,034,697.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4,061,034,697.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	12/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002400248A

Transaction No.	Company Registration No.	Company Name
C070352833	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002400248A	Date/Time : 12/07/2007 14:10
Transaction No	: C070352833	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,929.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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DBS

July 17, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **17,480** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,430,293	4,061,217,777.78	Before Exercise:	19,201,807
						Add New Option(s)	0
			Add Exercise:	17,480	197,232.60	Less Exercise:	17,480
						Less Lapsed Option(s)	0
			After Exercise:	1,516,447,773	4,061,415,010.38	After Exercise:	19,184,487

*** Outstanding balance After Exercise adjusted to include 160 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature:

Designation: Vice President

Date: 17 July 2007

SEC MAIL RECEIVED AUG 22 2007 PROCESSING SECTION WASH., D.C.

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Hng Huey Ling	16/07/2007	180	15.0700	2,712.6000	00025759	2,712.60	2005Mar
2	Ooi Cheng Pheng	16/07/2007	15,300	10.4000	159,120.0000	00029272	159,120.00	2003Feb
3	Tan Boon Kien	16/07/2007	2,000	17.7000	35,400.0000	00025692	35,400.00	2001Mar
		Total	**17,480**	**Total**	**197,232.6000**	**Total**	**197,232.60**	

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of th issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolut the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS
☐ 701913934 / JACKSON P. TAI
☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :

- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	17.70		
unpaid :	0		
Date of Allotment:	17/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516432293**	**66595810**	**0**
Amount of Issued Share Capital :	**4061253177.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061253177.78**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002408543A

Transaction No.	Company Registration No.	Company Name
C070362834	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002408543A Date/Time : 17/07/2007 14:07

Transaction No : C070362834

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,869.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(◉) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of th issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolut the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	10.40		
unpaid :	0		
Date of Allotment:	17/07/2007		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516447593**	**66595810**	**0**
Amount of Issued Share Capital :	**4061412297.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061412297.78**	**66595810**	**0**

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Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/07/2007

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EP Ref No :

Receipt No. : ACR0000002408554A

Transaction No.	Company Registration No.	Company Name
C070362851	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002408554A Date/Time : 17/07/2007 14:11

Transaction No : C070362851

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,859.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes ✓

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of th issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolut the written resolution (section 184A or 184C)

- ☐ 093190653 / FRANK WONG KWONG SHING
- ☐ 112914204 / JOHN A. ROSS
- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL

If a director/ secretary signed the above, please select accordingly :	☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	180		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		

Date of Allotment: 17/07/2007

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516447773**	**66595810**	**0**
Amount of Issued Share Capital :	**4061415010.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061415010.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	17/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002408565A

Transaction No.	Company Registration No.	Company Name
C070362865	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002408565A Date/Time : 17/07/2007 14:14

Transaction No : C070362865

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,849.00

This is a computer-generated receipt. No signature is required.

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DBS

July 13, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

DBS GROUP HOLDINGS LTD ("DBSH")

We enclose 3 sets of Return of Allotment of Shares for your filing.

Please contact the undersigned if you have any queries.

Yours faithfully

Judy Soh
Secretariat
(65) 6878 5820

Encs.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building Tower One
Singapore 068809
www.dbs.com

Tel: 65.6878 8888
Fax: 65.6222 1035
Telex: RS 24455
SWIFT Dest: DBSSSGSG

DBS GROUP HOLDINGS LTD
DBSH SHARE OPTION PLAN

APPLICATION FOR LISTING AND QUOTATION OF **12,400** ORDINARY SHARES FULLY PAID ARISING FROM THE SHARE OPTIONS EXERCISED PURSUANT TO THE DBSH SHARE OPTION PLAN ("SOP")

1 State how the additional ordinary shares for which listing is applied for rank with existing shares:
The ordinary shares allotted rank pari passu with existing shares of the Bank.

2 In respect of each class of securities, to furnish the following details:

Class of Security	Par Value	Authorised Capital	Paid-Up Capital			Options Granted & Outstanding Shares	
				Ordinary Share	$		
ORDINARY SHARES	N.A.	N.A.	Before Exercise:	1,516,417,893	4,061,034,697.38	Before Exercise:	19,207,207
						Add New Option(s)	0
			Add Exercise:	12,400	183,080.40	Less Exercise:	12,400
						Less Lapsed Option(s)	0
			After Exercise:	1,516,430,293	4,061,217,777.78	After Exercise:	19,201,807

*** Outstanding balance After Exercise adjusted to include 7,000 options arising from grant/withdrawal of resignations/cancellation of exercise.**

3 We confirm that the attached list of options were granted and exercised in compliance with the terms of the SOP approved by shareholders on 20 October 2003.

Name: Sherylene Wang

Authorised Signature: [signature]

Designation: Vice President

Date: 13 July 2007

Enclosure:
A copy of the Return of Allotment of Shares filed electronically with the Accounting and Corporate Regulatory Authority.

SUMMARY OF PARTICULARS OF EXERCISE
DBSH SHARE OPTIONS PLAN

I Details of Exercise

No.	Exercising Option Holder	Exercise Date	No. of New Shares Arising	Exercise Price Per Share (S$)	Total Amount Due (S$)	Exercise Reference No.	Total Amount Paid (S$)	Grant No.
1	Lo Wing Lok Wilson	12/07/2007	2,840	14.7300	41,833.2000	00028902	41,833.20	2004Mar
2	Lo Wing Lok Wilson	12/07/2007	720	15.0700	10,850.4000	00028902	10,850.40	2005Mar
3	Wong Sing Leon	12/07/2007	540	15.0700	8,137.8000	00025833	8,137.80	2005Mar
4	Yim Sau Kin	12/07/2007	3,300	14.7300	48,609.0000	00029157	48,609.00	2004Mar
5	Yim Sau Kin	12/07/2007	5,000	14.7300	73,650.0000	00029157	73,650.00	2002Mar
		Total	**12,400**	Total	**183,080.4000**	Total	**183,080.40**	

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING

☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		

Date of Allotment: 13/07/2007

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516422893**	**66595810**	**0**
Amount of Issued Share Capital :	**4061108347.38**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061108347.38**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002403696A

Transaction No.	Company Registration No.	Company Name
C070356853	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002403696A

Date/Time : 13/07/2007 14:34

Transaction No : C070356853

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,899.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :	☐ 701913934 / JACKSON P. TAI ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER ☐ S0016173Z / KOH BOON HWEE ☐ S0040556F / GOH GEOK LING ☐ S0114104Z / HENG LEE CHENG ☐ S0234644C / KWA CHONG SENG ☐ S0820599Z / ANG KONG HUA ☐ S1462421Z / PETER ONG BOON KWEE ☐ S2549567E / WONG NGIT LIONG ☐ S2622983I / JEANNIE HUI ☐ Z1557926 / NARAYANA MURTHY
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6140		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	14.73		
unpaid :	0		
Date of Allotment:	13/07/2007		

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516429033**	**66595810**	**0**
Amount of Issued Share Capital :	**4061198789.58**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061198789.58**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	◉ Deposit Account Service ○ Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002403733A

Transaction No.	Company Registration No.	Company Name
C070356894	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002403733A

Date/Time : 13/07/2007 14:41

Transaction No : C070356894

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,889.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ⦿ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **199901152M**

Company Name : **DBS GROUP HOLDINGS LTD**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ 093190653 / FRANK WONG KWONG SHING
☐ 112914204 / JOHN A. ROSS

If a director/ secretary signed the above, please select accordingly :

- ☐ 701913934 / JACKSON P. TAI
- ☐ 800366556 / BUXTON ANDREW ROBERT FOWELL
- ☐ D065844(9) / CHENG WAI CHEE, CHRISTOPHER
- ☐ S0016173Z / KOH BOON HWEE
- ☐ S0040556F / GOH GEOK LING
- ☐ S0114104Z / HENG LEE CHENG
- ☐ S0234644C / KWA CHONG SENG
- ☐ S0820599Z / ANG KONG HUA
- ☐ S1462421Z / PETER ONG BOON KWEE
- ☐ S2549567E / WONG NGIT LIONG
- ☐ S2622983I / JEANNIE HUI
- ☐ Z1557926 / NARAYANA MURTHY

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Declaration

I, JUDY SOH LEE MIEN, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1260		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	15.07		
unpaid :	0		
Date of Allotment:	13/07/2007		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1516430293**	**66595810**	**0**
Amount of Issued Share Capital :	**4061217777.78**	**66595810**	**0**
Amount of Paid-up Share Capital :	**4061217777.78**	**66595810**	**0**

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Payment Details

Registration No :	199901152M
Registered Name :	DBS GROUP HOLDINGS LTD
Transaction Type :	Lodgment Of Return Of Allotment Of Share
Filing Fee (S$) :	10.00
Late Lodgement Fee CA (S$):	0.00
Composition Amount (S$) :	0.00
Service Charge (S$) :	0.00
GST (if any) :	0.00
Total Amount (S$) :	10.00
Payment Mode :	(◉) Deposit Account Service ( ) Others (Credit Card, Cash Card, Internet Banking, etc)
Deposit Service Account No :	030429
Payment Date :	13/07/2007

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002403760A

Transaction No.	Company Registration No.	Company Name
C070356921	199901152M	DBS GROUP HOLDINGS LTD

Payment for return of allotment of shares has been done successfully.

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002403760A

Date/Time : 13/07/2007 14:45

Transaction No : C070356921

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

DBS GROUP HOLDINGS LTD
6 SHENTON WAY
DBS BUILDING
SINGAPORE 068809

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 199901152M / DBS GROUP HOLDINGS LTD	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030429
Balance Amount in Deposit Account : $ 1,879.00

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